MANAGEMENT’S DISCUSSION and ANALYSIS for the year ended February 28, 2005

Nature of Activities
The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

Exploration Activities
Activities Summary

During the course of the fiscal year 2004-2005, the exploration expenditures of Virginia Gold Mines amounted to $6 788 078 in comparison with expenditures of $4 394 133 in 2003-2004. This increase is of course due to the intense activity generated by the discovery of the Roberto zone on the Éléonore property, which obviously became in 2004-2005 the key project of the Company, with exploration expenses totalling $4 760 762 in comparison to $616 160 in 2003-2004. This considerable investment allowed carrying out a major exploration program including geological mapping, sampling and mechanical stripping, geological surveys as well as an important diamond-drilling program to test the extensions of the Roberto and Roberto Est zones and many other exploration targets.

In June 2004, Virginia Gold Mines signed an important agreement with Noranda Inc. on its Coulon project. Under the terms of the agreement, Noranda has the option to acquire a 50% interest in the property in return for $8 million in exploration work during the next seven years and payments totalling $250 000. An exploration campaign, conducted in the summer of 2004, yielded very interesting results and another drilling program is planned for the winter of 2005. Noranda already invested nearly $1.3 million in exploration work on this project.

Virginia was also very much active on its Corvet Est property in 2004-2005, with exploration expenditures totalling $1 130 233 ($666 432 in 2003-2004), mainly for an exploration program carried out in the summer of 2004. Despite of very interesting results, Virginia has since slowed down its work on this project to concentrate mainly on its Éléonore Project. Work should resume in the summer of 2005 on the Corvet Est project.

Virginia was also relatively active on the MegaTEM project with expenses of $210 848 ($510 255 in 2003-2004) and on the Lac Eade project with expenses of $116 159 ($0 in 2003-2004).

Paul Archer, engineer and vice-president of Virginia Gold Mines, reviewed all technical data contained in the following. Mr. Archer is a qualified person as defined by National Instrument 43-101.

Éléonore Property

The Éléonore project is located in the Lac Ell region, to the east of the Opinaca Reservoir, approximately 320 km to the north of the town of Matagami, James Bay. This property consists of 1 130 designated claims totalling 59 124 hectares. Virginia holds these claims 100%.

In June 2001, Virginia initiated a regional reconnaissance program in the Opinaca reservoir area, which led to the discovery of Au-Cu-Ag showings within the Lac Ell diorite. Subsequent exploration programs identified new Au-Cu-Ag showings in the diorite intrusion and also outlined a few Au-As-(Sb) showings in the sediments to the north, culminating with the discovery of the Roberto zone at the beginning of the summer of 2004.

Prospecting and manual stripping initiated on the Roberto zone yielded very encouraging results from preliminary sampling: up to 80.70 g/t Au in grab samples and 4.29 g/t Au over 12 m, including 6.16 g/t Au over 5 m in channel sampling. Further stripping and channel sampling of the showing returned very impressive results, including 19.75 g/t Au over 10 m, 17.63 g/t Au over 7 m and 10.81 g/t Au over 9 m. This prompted a major geological mapping and mechanical trenching program with a large excavator in order to follow the extensions of the Roberto mineralization at surface as well as to test several other interesting targets on the property. By fall 2004, the Roberto system was exposed at surface for 250 m laterally and consisted of two parallel zones, namely the Roberto and Roberto Est zones, both yielding consistent economical results in channel sampling.

Several other trenches were also dug outside of the Roberto mineralized system to verify other targets on the property, with a few ones returning significant results of up to 6.35 g/t / 6 m in channel sampling.

A diamond-drill program was also initiated at the end of August 2004 to test the extensions of the Roberto system and some other targets on the property. The program started with one drill rig but as more and more encouraging drill results were generated, two other drills were added to accelerate the program. At the end of February 2005, 69 holes (ELE-04-01 to ELE-05-69) totalling 17 188 m had been drilled to test the Roberto mineralized system and 28 holes (ELR-04-01 to ELR-05-28) totalling 5 585 m had tested various other geological and geophysical targets on the property, with the last one (ELR-05-28) intersecting the extension of Roberto to the north while testing an IP conductor. This drilling program allowed the tracing of the Roberto system over a minimal strike length of 450 m and to a minimal depth of 350 m, with the mineralization remaining totally open laterally and at depth. Drilling produced very encouraging results on a continuous basis, some of the better intercepts including 18.85 g/t Au over 16 m (ELE-04-02), 14.30 g/t Au over 20 m (ELE-04-09), 12.69 g/t Au over 19 m (ELE-04-30) and 22.27 g/t Au over 11.05 m (ELE-05-54) in the Roberto zone and 11.07 g/t Au over 9.2 m (ELE-04-16), 19.62 g/t Au over 11.0 m (ELE-05-46) and 5.71 g/t Au over 25.1 m (ELE-05-53) in the Roberto Est zone. Some other zones were also intersected while drilling the Roberto system, the most significant ones being the Mid-Roberto, which graded up to 20.9 g/t Au over 8.1 m (ELE-04-25) and the Veine zone, which returned up to 34.66 g/t Au over 6.6 m (ELE-04-34). Drill testing of various targets elsewhere on the property also generated some interesting results. The most significant ones came from shallow drilling underneath TR-03-20, that produced large intersections anomalous in gold, with local narrow higher grade values: 1.05 g/t Au over 31 m and 0.65 g/t Au over 88 m (ELR-04-04), 9.49 g/t Au over 3 m and 0.87 g/t Au over 58 m (ELR-04-05), 32.18 g/t Au over 1 m (ELR-04-06), 1.18 g/t Au over 37 m (ELR-04-07), 2.66 g/t Au over 5 m, 0.45 g/t Au over 10 m and 80.54 g/t Au over 1 m (ELR-04-13), 1.56 g/t Au over 12 m (ELR-04-14), and 5.31 g/t Au over 3 m as well as 1.31 g/t Au over 17 m (ELR-04-18). Drilling underneath TR-03-10 (2.42 g/t Au over 5.25 m in channel) also produced significant results with 9.50 g/t Au over 4 m in hole ELR-04-08.

A large IP survey was initiated in January 2005 and was still in progress at the end of February 2005. This survey, totalling more than 150 km of lines, will cover a large portion of the contact zone between the Ell lake diorite and the favourable sedimentary sequence.

The Company will pursue actively its exploration program during the next fiscal year. Diamond drilling will continue throughout the year and geological mapping and trenching will be carried out during the summer field season. An exploration budget of around $15 million has been allotted to the Éléonore project for the next fiscal year.

Coulon Property

The Coulon property is located within NTS 23L/11, 23L/12, 23L/13, 23L/14, 23M/03 and 23M/04, in the Caniapiscau area, in the James Bay region. The property consists of 1 505 claims covering a surface area of 73 991 hectares (approximately 740 km2). The camp is centred at UTM coordinates (NAD 27, zone 19) 356290 E 6057960 N, around 15 km north of Fontanges Airport. The property is held 100% by Virginia Gold Mines Inc. but according to an agreement signed on June 15, 2004, Noranda Inc. was granted the option to acquire an undivided 50% interest in the property in return for exploration expenditures totalling $8 million during the next seven years and payments totalling $250 000.

The Coulon project comes from a regional reconnaissance survey carried out by Virginia in the summer of 2003, which outlined many interesting, polymetallic showings within the Coulon and Pitaval Archean volcanic belts. Subsequent work including airborne Mag-EM and ground geophysics surveys and a drill program carried out in the winter of 2004 led to the discovery of very significant volcanogenic-sulphide lenses in the DOM and DOM NORD areas.

The exploration program carried out in the summer of 2004 included eight (8) holes (CN-04-18 to 25) as well as several surface work. Word conducted in the DOM NORD area outlined to date two sulphide lenses within a volcanic sequence of more than 500 m thick. Best drill results obtained in the summer of 2004 include 12.65% Zn, 1.54% Pb, 1.36% Cu, 125.31 g/t Ag and 0.3 g/t Au over 4.7 m (CN-04-23) in lens 08; and 2.91% Zn, 0.13% Pb, 1.12% Cu, 34.25 g/t Ag and 0.29 g/t Au over 21.8 m (CN-04-25) in lens 09-25.

A similar volcanic sequence was also outlined in the DOM sector. Massive sulphide lens 16-17, discovered by drilling in the winter of 2004, was exposed by surface stripping in the summer of 2004. It graded 4.87% Zn, 0.38% Pb, 1.01% Cu and 57.1 g/t Ag over 15.6 m in channel. Holes CN-04-18 to 21 tested the extension of lens 16-17 to a vertical depth of 75 m but no significant mineralization was developed. Despite the absence of mineralization to a depth of 75 m, this favourable contact remains very promising because of the presence of Deep-EM anomalies that were detected at depth to the south.

Summer 2004 work program allowed tracing of the lateral extensions of the fertile volcanic sequence over a distance of more than 12 km. Prospecting led to the discovery of new mineralized showings with values anomalous in base metal and many EM conductors remain unexplained within this favourable sequence.

A new exploration program should begin in the winter of 2005 and will consist of Deep-EM et Max-min surveys to cover the extensions of the fertile volcanic sequence besides a drill program aiming at testing in more detail the DOM and DOM NORD as well as many other targets.

Corvet Est Property

The Corvet Est property is located in the James Bay region, Province of Quebec, Canada, 53 km south of LG-4 Airport. The project is situated in the southwest portion of NTS 33H/05 at scale 1:50 000. The property consists of 90 map-designated, adjacent claims totalling 4 632 hectares. These claims are held 100% by Virginia Gold Mines Inc.

Prospecting and regional reconnaissance conducted in the summers of 2002 and 2003 and subsequent drilling carried out in the winter of 2004 led to the discovery by Virginia of two important auriferous structures called Contact Zone and Marco Zone. The Marco zone, followed laterally over about 220 m and to a depth of 130 m, yielded very interesting results in drilling, including intersections of 5.12 g/t Au over 13.4 m and 10.21 g/t Au over 3.0 m. The Contact Zone, selectively tested over a lateral distance of 2.3 km, also yielded good intersections, including 10.29 g/t Au (cut) over 4.75 m and 5.49 g/t Au (cut) over 6.0 m.

In the summer and fall of 2004, Virginia completed a new exploration program including basic prospecting, geological mapping, mechanical trenching, selective geochemical sampling and channel sampling, line cutting (35.8 km), MAG surveys (38.4 km) and induced polarisation (16.5 km) as well as a drilling program of sixteen (16) holes (CE-04-22 to 37) totalling 3 186 m. Eight (8) additional holes (CE-04-22 to 25, 31, 32, 33 and 36) tested the Marco zone between levels -125 and -200 m. All holes intersected the auriferous structure and many sub-economic to economic intersections were obtained. Best results were 2.10 g/t Au over 46.0 m, including 4.50 g/t Au over 10 m (CE-04-23) and 6.81 g/t Au (cut) over 4.8 m (CE-04-22). Three new holes (CE-04-34, 35 and 37) tested the lateral extensions of the Marco Zone and some interesting intersections were obtained: 2.60 g/t Au over 5 m, 2.56 g/t Au over 3 m and 3.53 g/t Au over 4 m (CE-04-34) and 4.99 g/t Au over 2 m (CE-04-35). Furthermore, five (5) holes (CE-04-26 to 30) were drilled in the Contact zone to test the extensions of the good intersections obtained in the winter of 2004. Basically, the new holes intersected thinner intervals with grades varying from 1.01 to 11.81 g/t Au.

In the fall of 2004, copper and molybdenum mineralizations were exposed at surface in the north part of the property. Best values obtained in selected samples reached 4.21% Mo, 1.57% Cu, 55 g/t Ag and 0.20 g/t Au. The best intersection in channel graded 1.06% Mo, 0.24% Cu, 23.5 g/t Ag and 72 ppb Au over 1 m.

There is no exploration program envisaged on the property during the winter 2005 but work should begin again during the summer 2005, including geological surveys, geochemical and geophysical surveys (Mag) as well as a diamond drilling programs.

Lac Eade Property

The Lac Eade project is located in the James Bay territory, 380 km north of Chibougamau, 240 km east of Radisson, and 50 km southwest of the LG-4 complex, in NTS sheets 33G/07, 33G/08, 33H/04 and 33H/05. The property consists of 383 claims covering a surface area of 19 603 hectares (100% held by Virginia) and is free of all liens and obligations.

Following Virginia’s work on the Corvet Est, Poste Lemoyne and Poste Lemoyne Extension properties, it turned out that the Lac Eade area is the host to a very interesting metallogenic potential. As a result, a geological reconnaissance program was initiated in the summer-fall of 2004 and consisted of geological traverses, trenching, channel sampling and mapping as well as prospecting using a Beep-Mat in order to find new mineralized showings. During this program, 4 new gold showings (grading between 1.36 and 5.18 g/t Au) and a copper showing were discovered.

There is no exploration program planned on the property for the winter of 2005 but work should resume in the summer of 2005. Work should consist of a detailed MAG-EM airborne survey as well as additional prospecting and mapping. Line cutting grid as well as additional prospecting and mapping is planned in the areas of showings having a geophysical signature.

MegaTEM and MegaTEM III Project

The MegaTEM project stemmed from a strategic alliance allowing Virginia and Noranda Inc. to carry out significant airborne geophysical surveys, using the new MegaTEM technology. This technology, developed by Noranda and Fugro Airborne Surveys, the largest supplier of airborne geophysical services worldwide, allows the detection of polymetallic deposits deeper (up to a depth of 250 m) than any other known airborne methods.

Upon the signature of two agreements executed in June and December 2001, Noranda subscribed for two private placements in Virginia, resulting in an investment by Noranda of $1.45 million at a price of $1.50 per common share. The net proceeds allowed the completion of six MegaTEM airborne surveys, covering 5 570 km2 in northern Quebec. Through these private placements Noranda was also granted the right to earn a 55% interest in any targets generated by this work program. Noranda has since transferred (December 2001) its interest in these two agreements to its affiliate Novicourt Inc. (60% owned by Noranda). In August 2002 a third agreement was signed between Virginia and Novicourt and four new airborne surveys, covering a surface area of 3 493 km2, were carried out based on a ratio of 51% for Novicourt and 49% for Virginia. Noranda remains the operator of the project and retains the right to buy back 35% of Novicourt’s interest on any major discovery (>10 million tonnes) resulting from these strategic alliances.

Ten different regions of Abitibi were flown with the MegaTEM system. Six of them were done in the scope of the JV-1 agreement and the four others under the terms of the JV-2 agreement. Further to these surveys many properties were acquired to protect the best targets. At the end of February 2005, agreements from the MegaTEM JV-1 consisted of 882 claims for a total of 32 424 hectares while the agreements from the MegaTEM JV-2 consisted of 463 claims totalling 18 938 hectares.

Between June 2004 and February 2005, 30 location grids totalling close to 300 km of lines were cut on the different properties in order to cover targeted MegaTEM anomalies. These grids were then covered by ground geophysics including mag and electromagnetic surveys (Max-Min type on 3 grids) and large-loop time-domain electromagnetic surveys (TDEM or DeepEM on 27 grids). In the same period, 23 holes totalling 6 873 m were drilled on many selected MegaTEM anomalies. Around 1 187 samples were collected in these holes, of which 251 were sent for rock assays and 936 for economic assays. All these holes were the object of a down-hole electromagnetic survey (PulseEM). The most significant results came from Selbaie West, most particularly in the Ruisseau Puiseaux area. This interesting area was delimited by a detailed compilation of this region that is situated to the south of the old Selbaie mine. Favourable rocks highly altered and often mineralized in copper and zinc were identified over more than 4.0 km. Very limited drilling is reported along this horizon covered by more than 20 m of overburden. Mineralizations intersected in the past are weakly magnetic and not conductive. Two 800 m-spaced holes, PUI-05-01 and PUI-05-02, were recently drilled in this horizon. PUI-05-01 intersected highly altered rocks and a zone mineralized grading 0.45% Cu over 21.8 m including 1.1% Cu over 3.8 m. PUI-05-02 also intersected altered rocks but less mineralization with a result of 0.19% Cu over 22 m. This sector has great potential for the discovery of a sulphide deposit of volcanogenic origin. In whole, the other anomalies tested in 2004-2005 were explained by the presence of barren conductive sulphides (Po-Py).

Numerous MegaTEM targets have now been drilled in several places in Abitibi. Most of them were explained by the presence of barren conductive mineralization. However, areas with high potential of discovery were identified south of the Selbaie mine (the Ruisseau Puiseaux area), west of the Estrades mine (the Casa-Berardi area), east of Chicobi high-temperature rhyolites (West-Amos area) and east of the Vendôme mineral deposit (Courville sector). In 2005, these areas will be the object of a follow-up consisting of ground geophysics, prospecting and drilling.

Selected Consolidated Financial Information

	Results as at	Results as at
	February 28	May 31
	2005	2004	2003
	($)	($)
	(9 months)	(12 months)	(12 months)
Revenues Sales Interests and other	- 736 043	- 1 069 245	- 1 033 147
	736 043	1 069 245	1 033 147
Expenses Management fees	1 228 431	1 144 632	1 006 902
General exploration fees	440 498	342 784	216 999
Grants, credit on duties refundable for losses and refundable tax credit relating to resources	(149 371)	(115 636)	(102 421)
Cost of abandoned mining properties	4 694 495	287 077	1 179 571
Loss (profit) on sale of short-term investments	(423 034)	(374 528)	(16 338)
Bad debts	(10 130)	10 130	-
Writedown of short-term investments	-	-	267 060
Gain on sale of long-term investments	(7 555)	-	-
	5 773 334	1 294 459	2 551 773
Income tax	(332 076)	-	21 762
Net loss	4 705 215	225 214	1 540 388
Basic and diluted net loss per share Other information Total asset Long-term debt Shareholders' equity	0.126 28 952 184 - 28 038 668	0.007 29 930 204 - 28 731 417	0.052 21 589 201 - 20 879 005

Since its incorporation, Virginia has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Corporation’s financial needs to found its exploration programs and its future financial growth, and any other factor that the board deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Result of Operations

The current year covers a period of nine months compared to twelve months the previous year. The Company suffered a net loss of $4 705 215 for the current year compared to $225 214 for the corresponding period of the previous fiscal year. Interest revenues have decreased close to 49%. This gap is due to a substantial decrease in interest rates.

The Company also receives fees for its role as operator of projects in its different partnerships. The increase of $30 417 is mainly due to the addition of the agreement with Noranda Inc. on the Coulon project and the cessation of work, with our partner Billiton Resources Canada Inc., on the Lac Gayot project. The increase in professional and maintenance fees is due to the accounting of fair value of stock options granted to suppliers in 2005, the editing of the Shareholder Rights Plan and public relation fees by an American firm during the second quarter. Maintenance costs have increased by $14 415 due to a substantial raise in the number of shareholders and a significant increase in trades of the company’s stock on the market. The increase of management fees is due to a greater assumption of exploration work by the company. The decrease in rent and office expenses is due mainly, during the comparative year, to the accounting of the fair value of stock options granted to directors, officers and employees. The Company increased its advertising budget for the current year, increasing advertising, exhibitions and travelling expenses. During the year ended February 28, 2005, the Company has partially abandoned the following projects: Apple, Noëlla, Chutes des Passes, Sagar, Guyer Sud, Lac Gayot, Sakami Extension, Corvet Est, Auclair, Payne Bay, Grenville, LG3.5, MegaTEM and MegaTEM III. The La Grande Sud property was written off in the books while preserving the rights on its claims.

Quarterly Information

The information presented below details the total revenues, overall net profit (net loss), and the net profit (net loss) per participating share of the last eight quarters.

Quarter ended	Total revenues	Net profit (net loss)	Net profit (net loss) per share
			Basic	Diluted
2005-02-28 2004-11-30 2004-08-31 2004-05-31 2004-02-29 2003-11-30 2003-08-31 2003-05-31	218 282 194 359 323 402 (91 470) 593 002 213 136 354 577 311 235	(3 982 429) (437 677) (285 109) 23 400 (13 585) (131 878) (103 151) (293 208)	(0.106) (0.012) (0.008) 0.001 (0.001) (0.004) (0.003) (0.008)	(0.106) (0.012) (0.008) 0.001 (0.001) (0.004) (0.003) (0.008)

Liquidity

Virginia’s working capital remains excellent at $19 546 336, increasing by $5 249 518 from the beginning of the period. Credit on duties refundable for losses and refundable tax credit relating to resources partly explain why working capital increases from quarter to quarter. Stock options and warrants generated an additional amount of $2 630 545. The Company also has exploration funds of $201 819 that will finance a part of the exploration works of March 2005. The Company has no long-term debt and the working capital will cover the cost of current expenses and some exploration costs in future years.

Contractual obligations	Payments due per period
	Total	Less than 1 year	1-3 years
Lease	$59 328	$39 552	$19 776

Capital Resources

A private placement has been raised during the second quarter for $1 501 249 which will finance exploration works on Eleonore. During the year, 839 632 stock options have been exercised for a total of $692 764 and 1 080 198 warrants have been exercised for a total of $2 344 655. Since the end of fiscal year 2005, the Company proceeded to a private placement of $16 113 000, 1 664 000 warrants have been exercised for a total of $3 328 000 and 95 000 stock options have been exercised for a total of $98 815.

Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by a director and an executive officer:

	Year ended February 28	Years ended May 31
	2005 $ (9 months)	2004 $ (12 months)	2003 $ (12 months)
Expenses capitalized in mining properties	322 886	277 428	285 711
Purchase of land equipment	315	-	-
Purchase of office equipment	-	4 000	-

Management fees	251 859	216 080	144 792
Rent and office expenses	369 603	478 150	470 836
Professional fees	3 500	2 500	2 500
General exploration costs	119 350	119 780	78 320
	1 067 513	1 097 938	982 159

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Mining Properties Book Values

At the end of each quarter, exploration works done on mining properties are reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Deferred exploration costs, for the years ended February 28, 2005 and May 31, 2004, are as follows:

	2005 $ (9 months)	2004 $ (12 months)

Balance - Beginning of year	9 487 426	7 298 353

Expenses incurred during the year
Claims and permits	317 763	273 318
Analyses	302 718	132 666
Drilling	2 407 872	1 227 765
Geophysics	207 857	624 565
Geology	993 279	322 840
Airborne surveys	-	291 049
Stripping	212 094	65 779
Transport	1 081 235	751 811
Blasting	2 486	141 606
Salaries	984 167	421 372
Accommodation	155 872	71 896

	6 665 343	4 324 667

Option payments	(40 000)	-
Grants	-	(22 500)
Mining properties abandoned and sold	(4 694 495)	(287 077)
Credit on duties refundable for losses and refundable tax credit relating to resources	(3 212 398)	(1 826 017)

	(7 946 893)	(2 135 594)

Balance - End of year	8 205 876	9 487 426

Changes in Accounting Policies

In July 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Sections 1100 and 1400, “Generally Accepted Accounting Principles” and “General Standards of Financial Statement Presentation”. These new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of industry practice in setting GAAP. The adoption of these new standards by the Company, on June 1, 2004, had no impact on the financial statements.

In September 2003, the CICA amended Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which is effective for fiscal years beginning on or after January 1, 2004. These amendments require that compensation costs arising from all types of stock-based payments granted to directors, executives, employees and non-employees, including stock options, be accounted for in the financial statements using the fair value-based method. The Company has implemented these amendments prospectively since June 1, 2003. For the year ended May 31, 2003 the Company was required to provide pro-forma disclosures relating to the loss and loss per share as if stock-based compensation costs had been recognized in the financial statements for options granted using the fair value-based method.

In March 2004, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-146, “Flow-through Shares”. This abstract deals with the date of recognition, by the issuer of flow-through shares, of the future income tax liabilities arising from the renouncement of tax deductions and the accounting method used to record the credit when previously unrecognized future income tax assets are recorded as a result of recognizing the above-mentioned future income tax liabilities.

In January 2005, the CICA issued four new accounting standards relating to financial instruments: Section 3855, “Financial Instruments — Recognition and Measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income”, and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments — Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities, which choose to designate qualifying transaction as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Accordingly, Section 3250, “Surplus” has been revised to become Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to years beginning on or after October 1, 2006. The Company will adopt these new standards on March 1, 2007, and has not yet determined their impact on its financial statements.

Financial Instruments

Fair value

Cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on market value, amounts to $9 664 926 and $12 933 713 as at February 28, 2005 and May 31, 2004 respectively.

The fair value of exploration funds, determined based on market value, amounts to $201 819 and $4 644 221 as at February 28, 2005 and May 31, 2004 respectively.

Interest rate risk as at February 28, 2005 and May 31, 2004

The Company’s exposure to interest rate risk is summarized as follows:

- Cash and cash equivalents - Short-term investments - Amounts receivable - Exploration funds - Accounts payable and accrued liabilities	Variable interest rate Bonds and others securities bearing, variable interest rate Non-interest bearing Variable interest rate Non-interest bearing

Disclosure of Outstanding Share Data

The Company can issue an unlimited number of common shares, without par value. As at May 10, 2005, 44 648 078 shares are issued and outstanding.

The Company maintains a stock option plan under which a maximum of 6 480 842 options may be granted. As at May 10, 2005, 2 118 309 stocks options are presently outstanding. They have an exercise price varying between $0.43 and $3.62 and an expiration date varying between August 7, 2005 and January 13, 2015.

During the months of March and April 2005, 1 664 000 outstanding warrants, as at February 28 2005, were exercised at a price of $2.00. A total of 982 500 warrants were issued at an exercise price of $5.40 on March 10, 2005. As at May 10, 2005, 1 306 522 warrants are outstanding. Their exercise price varies between $1.50 and $5.40 and their expiration date varies between May 2005 and September 2006.

Risk and Uncertainties

Financial risk
The Company is considered to be in the exploration stage, that it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Risk on the uncertainty of title
Although the Company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Environmental risk
The Company is subject to various environmental incidents that can occur during exploration work. The Company maintains an environmental management system including operational plans and practices.

Additional Information and Continuous Disclosure
This Management’s Discussion and Analysis has been prepared as at May 10, 2005. Additional information on the Company is available through regular filings of press releases, financial statements and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond President and CEO	(s) Gaétan Mercier Chief Financial Officer and Secretary